FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 12th November 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") AND CONNECTED PERSONS

Notification relating to a transaction notified in accordance with: DR 3.1.4 R(1)(a)

Date of Notification:	November 11, 2010
Today’s date:	November 12, 2010
Name of Issuer:	Royal Dutch Shell plc
Date of transaction:	November 10, 2010

Name of Directors/PDMRs:

Directors and PDMRs who have interests in the employee share plans (name/s listed below).

Nature of the transaction:

Exercise of stock options in relation to one of the Group employee share plans.

Consideration for the transaction:

Consideration paid upon exercise of the options or rights is the market value of the shares underlying the option or rights at the time of the grant(s).

Class of security:

Royal Dutch Shell plc Class A ADS (“RDS.A”)

Director/PDMR

Marvin Odum	3,125 RDS.A at USD 60.75 7,300 RDS.A at USD 40.64

Note

ADS stands for an American Depositary Share. ADR stands for an American Depositary Receipt. An ADR is a certificate that evidences ADSs.  ADSs are listed on the NYSE under the symbols RDS.A and RDS.B.  Each ADS represents two ordinary shares - two ordinary A shares in the case of  RDS.A or two ordinary B shares in the case of RDS.B.  In many cases the terms ADR and ADS are used interchangeably.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Deputy Company Secretary

Date: 12 November 2010